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              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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
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



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                                HealthCentral.Com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42221V 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael A. Schlesinger
                    Venable, Baetjer, Howard & Civiletti, LLP
                                1615 L Street, NW
                              Washington, DC 20036
                                 (202) 425-8600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) 140.13s-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of he schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

CUSIP No. 42221V 10 6                                                  Page  2

------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
            Robert Haft Capital L.L.C.                      I.D. No. 52-2096873

------------------------------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [X]
2.                                                                                  (b)  [ ]
------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY
------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS         See Item 3 below.
------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT  TO ITEM 2(d) or 2(e)                                               [ ]
------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------------------------------------------------------------------------------------------

                       7.     SOLE VOTING POWER:                                   7,126,963
                      --------------------------------------------------------------------------------

    NUMBER OF          8.     SHARED VOTING POWER:                                       -0-
      SHARES          --------------------------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          9.     SOLE DISPOSITIVE POWER:                                    -0-
       EACH           --------------------------------------------------------------------------------
    REPORTING
   PERSON WITH        10.     SHARED DISPOSITIVE POWER:                                  -0-

------------------------------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               7,126,963
------------------------------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.     CERTAIN SHARES          [ ]
------------------------------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.8%*
------------------------------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:   OO
------------------------------------------------------------------------------------------------------


* Based on 22,704,076 shares outstanding as of June 15, 2000 plus the 22,432,808 shares issued on June 16, 2000 in connection with the Merger described in Item 3 below.

CUSIP No. 42221V 10 6                                                  Page  3


------------------------------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
             Robert M. Haft
------------------------------------------------------------------------------------------------------

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]
                                                                                    (b)  [ ]
------------------------------------------------------------------------------------------------------

3.           SEC USE ONLY
------------------------------------------------------------------------------------------------------

4.           SOURCE OF FUNDS         See Item 3 below.
------------------------------------------------------------------------------------------------------

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM 2(d) or 2(e)                                              [ ]
------------------------------------------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

------------------------------------------------------------------------------------------------------

                        7.      SOLE VOTING POWER:                                7,126,963
                        ------------------------------------------------------------------------------
         NUMBER OF
           SHARES       8.      SHARED VOTING POWER:                                 -0-
        BENEFICIALLY    ------------------------------------------------------------------------------
          OWNED BY
            EACH
         REPORTING       9.     SOLE DISPOSITIVE POWER:                           6,457,317
        PERSON WITH     ------------------------------------------------------------------------------

                        10.     SHARED DISPOSITIVE POWER:                            -0-
------------------------------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              7,126,963
------------------------------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES          [   ]
------------------------------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.8%*
------------------------------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:       IN
------------------------------------------------------------------------------------------------------

* Based on 22,704,076 shares outstanding as of June 15, 2000 plus the 22,432,808 shares issued on June 16, 2000 in connection with the Merger described in Item 3 below.

CUSIP No. 42221V 10 6                                                  Page  4


------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
            Mary Z. Haft
------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)   [ ]
                                                                                   (b)   [X]
------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY
------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS         See Item 3 below.
------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT  TO ITEM 2(d) or 2(e)                                               [ ]
------------------------------------------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

------------------------------------ -----------------------------------------------------------------

                        7.      SOLE VOTING POWER:                                 -0-
                        ------------------------------------------------------------------------------

      NUMBER OF         8.      SHARED VOTING POWER:                               -0-
        SHARES          ------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY         9.      SOLE DISPOSITIVE POWER:                           131,813
         EACH           ------------------------------------------------------------------------------
      REPORTING
     PERSON WITH        10.     SHARED DISPOSITIVE POWER:                          -0-

------------------------------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               131,813
------------------------------------------------------------------------------------------------------

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.    CERTAIN SHARES          [ ]
------------------------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%*
------------------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON:                                IN
------------------------------------------------------------------------------------------------------


* Based on 22,704,076 shares outstanding as of June 15, 2000 plus the 22,432,808 shares issued on June 16, 2000 in connection with the Merger described in Item 3 below.

CUSIP No. 42221V 10 6                                                  Page  5

------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
            Colby Bartlett, LLC                             I.D. No. 52-2060425
------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [X]
                                                                                    (b)   [ ]
------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY
------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS         See Item 3 below.
------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT  TO ITEM 2(d) or 2(e)                                                [ ]
------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

------------------------------------------------------------------------------------------------------

                  NUMBER OF         7.      SOLE VOTING POWER:                      -0-
                    SHARES          ------------------------------------------------------------------
                 BENEFICIALLY
                   OWNED BY         8.      SHARED VOTING POWER:                    -0-
                     EACH           ------------------------------------------------------------------
                  REPORTING
                 PERSON WITH        9.      SOLE DISPOSITIVE POWER:               76,971
                                    ------------------------------------------------------------------

                                    10.     SHARED DISPOSITIVE POWER:               -0-

------------------------------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              76,971
------------------------------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES      [ ]
------------------------------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%*
------------------------------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:  OO
------------------------------------------------------------------------------------------------------

* Based on 22,704,076 shares outstanding as of June 15, 2000 plus the 22,432,808 shares issued on June 16, 2000 in connection with the Merger described in Item 3 below.

CUSIP No. 42221V 10 6                                                  Page  6

------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
            The Gloria G. Haft Revocable Inter Vivos Trust
------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                                    (b)   [X]
------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY
------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS         See Item 3 below.
------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT  TO ITEM 2(d) or 2(e)                                                [ ]
------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida
------------------------------------------------------------------------------------------------------

                        7.      SOLE VOTING POWER:                                -0-
                        ------------------------------------------------------------------------------
      NUMBER OF
        SHARES          8.      SHARED VOTING POWER:                              -0-
     BENEFICIALLY       ------------------------------------------------------------------------------
       OWNED BY
         EACH           9.     SOLE DISPOSITIVE POWER:                         537,833
      REPORTING         ------------------------------------------------------------------------------
     PERSON WITH
                        10.     SHARED DISPOSITIVE POWER:                         -0-
------------------------------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            537,833
------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES      [ ]
------------------------------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%*
------------------------------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:                                OO
------------------------------------------------------------------------------------------------------

* Based on 22,704,076 shares outstanding as of June 15, 2000 plus the 22,432,808 shares issued on June 16, 2000 in connection with the Merger described in Item 3 below

CUSIP No. 42221V 10 6                                                  Page  7

Item 1. Security and Issuer.

       The class of equity securities to which this Schedule 13D refers is the common stock, par value $0.001 per share (the "Common Stock"), of HealthCentral.com, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6001 Shellmound Street, Suite 800, Emeryville, California and its telephone number is (510) 250-2500.


Item 2. Identity and Background.

       (i) The names of the persons filing this Schedule are Robert Haft Capital L.L.C. ("RHC"), Robert M. Haft, Mary Z. Haft, Colby Bartlett, LLC ("CB, LLC") and The Gloria G. Haft Revocable Inter Vivos Trust (the "GG Haft Trust" and, collectively with RHC, Robert M. Haft, Mary Z. Haft and CB, LLC, the "Reporting Persons").

       (ii) RHC is a Delaware limited liability company. The address of its principal executive offices is care of Robert M. Haft, Manager, 2924 Telestar Court, Falls Church, Virginia 22042. The principal business of RHC is holding and exercising the proxies granted by the other Reporting Persons (each, a "Stockholder Reporting Person" and, collectively, the "Stockholder Reporting Persons"), as described in Items 3 and 6 of this Schedule 13D. Robert M. Haft is the principal owner and the manager of RHC.

       (iii) Robert M. Haft's business address is 2924 Telestar Court, Falls Church, Virginia 22042. Mr. Haft's principal occupation is as the President of Vitamins.com, Inc., a wholly owned subsidiary of the Issuer that is the survivor of the Merger described in Item 3 below, and as a director of the Issuer. Mr. Haft is a U.S. citizen.

       (iv) Mary Z. Haft's business address is 2924 Telestar Court, Falls Church, Virginia 22042. Mary Z. Haft is the wife of Robert M. Haft. Mary Z. Haft is a U.S. citizen.

       (v) CB, LLC is a Delaware limited liability company. The address of its principal executive offices is care of Robert M. Haft, Manager, 2924 Telestar Court, Falls Church, Virginia 22042. CB, LLC is engaged in the business of holding various investments. Robert M. Haft is the manager of CB, LLC.

       (vi) The GG Haft Trust is a trust formed under the laws of the State of Florida, the sole trustee of which is Gloria G. Haft (the "Trustee"). The address of Gloria G. Haft and of the GG Haft Trust is 7661 Wood Duck Drive, Boca Raton, Florida 33434. Gloria G. Haft is the mother of Robert M. Haft.


       (vii) Neither any of the Reporting Persons nor the Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

       (viii) Neither any of the Reporting Persons nor the Trustee has been a party to a civil proceeding of the type described in Item 2(e) of Schedule 13D within the last five years.

CUSIP No. 42221V 10 6                                                  Page  8


Item 3. Source and Amount of Funds or Other Consideration.

       On March 15, 2000, the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with its newly formed, wholly owned subsidiary, HCC Acquisition Corp., a Delaware corporation ("HCC Acquisition"), and Vitamins.com, Inc., a Delaware corporation ("Vitamins"). A copy of the Merger Agreement was filed on May 11, 2000 by the Issuer with the Securities and Exchange Commission as Appendix A to the Issuer's Revised Definitive Proxy Statement on Schedule 14A and is incorporated by reference as Exhibit 1 to this Proxy Statement. Pursuant to the Merger Agreement, following the satisfaction of certain conditions set forth therein, HCC Acquisition was to merge with and into Vitamins (the "Merger"), the stockholders of Vitamins were to receive shares of Common Stock in accordance with a formula set forth in the Merger Agreement and Vitamins was to become a wholly owned subsidiary of the Issuer. The conditions to the merger were satisfied on June 16, 2000, and the Merger was effected on that date. A total of 22,432,808 shares of Common Stock were issued in connection with the Merger, of which 2,243,281 shares, representing 10% of the shares of Common Stock issued (the "Escrowed Shares") were deposited in an escrow account pursuant to the Merger Agreement. A copy of the escrow agreement governing the Escrowed Shares (the "Escrow Agreement") is included as Exhibit 2 to this Schedule 13D and the Escrow Agreement is described in Item 6 below. Each of the Stockholder Reporting Persons is a former stockholder of Vitamins all of whose shares of Common Stock were received in connection with the Merger.


Item 4.  Purpose of Transaction.

       As described in Item 3 above, the shares of Common Stock reported in this
Schedule 13D were acquired by the Stockholder Reporting Persons in the Merger of Vitamins with a wholly owned subsidiary of the Issuer. The Stockholder Reporting Persons acquired their shares of the Issuer's Common Stock for investment purposes and do not have any present plans or proposals which relate to or would result in:

              (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

              (d) Any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 42221V 10 6                                                  Page  9

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

              (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934; or

              (j)    Any action similar to any of those enumerated above.

       Notwithstanding the foregoing, the Reporting Persons intend to continue to review and evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review the Reporting Persons will take such action as they deem appropriate in light of the circumstances existing from time to time. In this connection, the Reporting Persons may, subject to such factors as they deem relevant, purchase or otherwise acquire additional shares of Common Stock from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of such shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. In addition, in connection with the Merger, Robert M. Haft became the President of the wholly owned subsidiary that is the survivor of the Merger described in Item 3 above and a director of the Issuer. As such, Mr. Haft may participate, from time to time, in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above. Finally, based upon their continuing review and evaluation of their investment in the Common Stock, the Reporting Persons may, in the future, elect to take actions which may have the purpose of influencing and controlling the direction of the management and policies of the Issuer.


Item 5.  Interest in Securities of the Issuer.

       (a)-(b) RHC may be deemed to be the beneficial owner of all of the 7,126,963 shares of Common Stock owned collectively by the Stockholder Reporting Persons, representing approximately 15.8% of the outstanding shares of Common Stock (computed on the basis of 22,704,076 shares of Common Stock reported outstanding on June 15, 2000 plus the 22,432,808 shares issued in connection with the Merger described in Item 3 above) (the "Outstanding

CUSIP No. 42221V 10 6                                                  Page  10

Common Stock"). RHC has sole voting control over all 7,126,963 shares of the Common Stock pursuant to the grant of revocable proxies to RHC by each of the Stockholder Reporting Persons. (See Item 6 below). RHC disclaims beneficial ownership of all of the Common Stock subject to such revocable proxies. RHC has no power to control the disposition of any of such shares.

       By virtue of his position as the manager of RHC, Robert M. Haft may be deemed to be the beneficial owner of all of the 7,126,963 shares of the Issuer's Common Stock owned collectively by the Stockholder Reporting Persons, representing approximately 15.8% of the Issuer's Outstanding Common Stock. Mr. Haft, as the manager of RHC, has sole voting control over all 7,126,963 shares of the Common Stock pursuant to the grant of revocable proxies to RHC by each of the Stockholder Reporting Persons. (See Item 6 below). Mr. Haft disclaims beneficial ownership of the 669,646 shares of Common Stock covered by revocable proxies granted by Mary Z. Haft and the GG Haft Trust. Mr. Haft has sole power to control the disposition of 6,457,317 shares of Common Stock, representing 14.3% of the Outstanding Common Stock (consisting of 6,380,346 shares (14.1%) owned directly by Mr. Haft and 76,971 shares (0.2%) owned by CB, LLC). Mr. Haft, individually and as the manager of CB, LLC, has no voting control over these shares, due to the grant of a proxy by him and that of CB, LLC to RHC. (See Item 6 below). However, were he and/or CB, LLC to revoke his or its proxy he and/or CB,LLC would have sole voting control of such shares.

       Mary Z. Haft may be deemed to be the beneficial owner of 131,813 shares of Common Stock, representing approximately 0.3% of the Outstanding Common Stock, and all of the shares of Common Stock owned by her. Mary Z. Haft has sole power to control the disposition of all of these 131,813 shares. Mary Z. Haft has no voting control over these shares, due to the grant of a proxy by her to RHC. (See Item 6 below). However, were she to revoke the proxy, she would have sole voting control of such shares. Mary Z. Haft disclaims beneficial ownership of any Common Stock owned by any other person.

       CB, LLC may be deemed to be the beneficial owner of 76,971 shares of Common Stock, representing approximately 0.20% of the Outstanding Common Stock, and all of the shares of Common Stock owned by it. CB, LLC has sole power to control the disposition of all of these 76,971 shares. CB, LLC has no voting control over these shares, due to the grant of a proxy by it to RHC. (See Item 6 below). However, were CB, LLC to revoke the proxy, it would have sole voting control of such shares. CB, LLC disclaims beneficial ownership of any Common Stock owned by any other person.

       The GG Haft Trust may be deemed to be the beneficial owner of 537,833 shares of Common Stock, representing approximately 1.19% of the Outstanding Common Stock, and all of the shares of Common Stock held by it. The GG Haft Trust has sole power to control the disposition of all of these 537,833 shares. The GG Haft Trust has no voting control over these shares, due to the grant of a proxy by it to RHC. (See Item 6 below). However, were the GG Haft Trust to revoke the proxy, it would have sole voting control of such shares. The GG
Trust disclaims beneficial ownership of any Common Stock owned by any other person.

       (c) Except as described in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the last sixty days.

       (d) Not applicable.

       (e) Not applicable.

CUSIP No. 42221V 10 6                                                  Page  11


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Each of the Stockholder Reporting Persons has entered into a Proxy Agreement dated as of June 19, 2000 (the "Proxy Agreement") with RHC pursuant to which each such Stockholder Reporting Person has granted to RHC a proxy to vote all of the shares of Common Stock owned by such Stockholder Reporting Person. The Proxy Agreement will terminate, as to each Stockholder Reporting Person, on the earlier of (i) June 19, 2002 or (ii) five days after written notice of termination by such Stockholder Reporting Person to RHC and the Issuer. Each Stockholder Reporting Person retains the right to transfer, sell, exchange, pledge or encumber his, her or its shares of Common Stock without restriction. A copy of the Proxy Agreement is included as Exhibit 3 to this Schedule 13D.

       Among other things, the Merger Agreement provides for the registration of the Common Stock issued in the Merger, including the shares issued to the Stockholder Reporting Persons. Within 210 days after of the effective time of the Merger, but in no event earlier than December 7, 2000, the Issuer is obligated to prepare and file a registration statement on Form S-3 or Form S-1 to effect the registration of the shares of Common Stock received by the holders of Vitamins capital stock in the Merger and use its reasonable best efforts to keep the registration statement continuously effective for two years following the date it is declared effective by the Securities and Exchange Commission. In addition, if the Issuer files a registration statement relating to any of its securities at any time after 180 days from the effective time of the Merger and prior to the third anniversary date thereof, then the holders of Common Stock issued in the Merger have the right to include their shares in such registration. All expenses pursuant to such registration, other than underwriting discounts and commissions, will be borne by the Issuer. The Merger Agreement also contains certain cross-indemnification provisions in connection with any such registration statement.

       In addition, the Merger Agreement provides that, at the effective time of the Merger, the Merger Shares, representing 10% of the shares of Common Stock issued in the Merger, are to be delivered, in escrow, to U.S. Bank National Trust Association as escrow agent (the "Escrow Holder") for the purpose of securing the indemnification obligations of the former stockholders of Vitamins under the Merger Agreement. A total of 2,243,281 shares of Common Stock, including 712,696 shares attributable to the Stockholder Reporting Persons, were delivered in connection with the Merger. This escrow arrangement is governed by the Escrow Agreement, a copy of which is included as Exhibit 2 to this Schedule 13D. Robert M. Haft is designated the Stockholder Representative pursuant to the Merger Agreement and, pursuant to the Merger Agreement and the Escrow Agreement, has the authority to act for all of the former Vitamins stockholders, including the Stockholder Reporting Persons, in connection with matters arising under the Escrow Agreement. Such authority includes the authority to settle claims with the Issuer relating to the former Vitamins stockholders' indemnification obligations (which may have the effect of affecting the number of Escrow Shares, if any, transferred to the Issuer in connection with the indemnification provisions of the Merger Agreement and pursuant to the Escrow Agreement). Mr. Haft, as the Stockholder Representative, has no voting control over any of the Escrowed Shares that are not owned by the Stockholder Reporting Persons and, except as described above, has no power to control the disposition of any such Escrowed Shares.

CUSIP No. 42221V 10 6                                                  Page  12

       Except as set forth above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

        Exhibit 1: Agreement and Plan of Reorganization and Merger dated as of March 15, 2000 among HealthCentral.com, HHC Acquisition Corp. and Vitamins.com, Inc. (incorporated by reference from the Issuer's Revised Definitive Proxy Statement on Schedule 14A filed May 11, 2000)

        Exhibit 2: Escrow Agreement dated as of March 15, 2000 by and among HealthCentral.com, Robert M. Haft and U.S. Bank Trust National Association

        Exhibit 3: Proxy Agreement dated as of June 19, 2000 between Robert Haft Capital L.L.C. and each of Robert M. Haft, Mary Z. Haft, Colby Bartlett, LLC and The Gloria G. Haft Revocable Inter Vivos Trust

        Exhibit 4: Joint Filing Agreement dated as of June 19, 2000 among Robert Haft Capital L.L.C., Robert M. Haft, Mary Z. Haft, Colby Bartlett, LLC and The Gloria G. Haft Revocable Inter Vivos Trust

CUSIP No. 42221V 10 6                                                  Page  13

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 19, 2000                        ROBERT HAFT CAPITAL L.L.C.



                                            By:
                                               ----------------------------
                                                  Robert M. Haft, Manager


                                            -------------------------------
                                            Robert M. Haft



                                            -------------------------------
                                            Mary Z. Haft


                                            -------------------------------
                                            COLBY BARTLETT, LLC


                                            By:
                                               ----------------------------
                                                  Robert M. Haft, Manager


                                            THE GLORIA G. HAFT REVOCABLE
                                            INTER VIVOS TRUST


                                            By:
                                               ----------------------------
                                                  Gloria G. Haft, Trustee